Filed by Duke Energy Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.

Commission File No.: 001-15929

The following documents are being filed under Rule 425 in order to identify Progress Energy, Inc. as the subject company.

The documents are identical to documents filed yesterday by Duke Energy Corporation.

Top Tier Leaders of the Combined Company

Jim Rogers
Executive Chairman
18 Member Board of Directors
Chief Integration Officers
A.R. Mullinax
Paula Sims
Bill Johnson
President & CEO
Lynn Good
Chief Financial Officer
Marc Manly
General Counsel
Mark Mulhern
Chief Administrative Officer
Jennifer Weber
Chief Human Resources Officer
Dhiaa Jamil
Nuclear Generation
Jeff Lyash
Energy Supply
John McArthur
Regulated Utilities
Keith Trent
Commercial Businesses
Lloyd Yates
Customer Operations

Top Tier Leaders of the Combined Company Jim Rogers 18 Member Board of Directors Executive Chairman Bill Johnson President & CEO Chief Integration Officers A.R. Mullinax Paula Sims Lynn Good Chief Financial Officer Dhiaa Jamil Nuclear Generation Mark Mulhern Chief Administrative Officer John McArthur Regulated Utilities Marc Manly General Counsel Jeff Lyash Energy Supply Keith Trent Commercial Businesses Jennifer Weber Chief Human Resources Officer Lloyd Yates Creating the Leading U.S. Utility – January 10, 2011 Customer Operations Progress Energy Duke Energy

Additional Information and Where To Find It This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of offer registration or qualification under the securities laws of any such jurisdiction securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress’ website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.” Participants in The Merger Solicitation Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above. 2 Creating the Leading U.S. Utility – January 10, 2011 Progress Energy Duke Energy

| Duke Energy | Progress Energy |
|---|---|
| NYSE: DUK | NYSE: PGN |
| Based in Charlotte, N.C., Duke Energy is a Fortune 500 energy company with regulated and unregulated electric and natural gas businesses. **www.duke-energy.com** | Based in Raleigh, N.C., Progress Energy is a Fortune 500 energy company with two major electric utilities that serve about 3.1 million customers in the Carolinas and Florida. **www.progress-energy.com** |
| Duke Energy Carolinas<br>Duke Energy Indiana<br>Duke Energy Ohio<br>Duke Energy Kentucky<br>Commercial Power<br>Duke Energy Generation Services<br>Duke Energy International | Progress Energy Carolinas<br>Progress Energy Florida |
| Assets: $57.9 billion*<br>Revenues: $12.7 billion**<br>Electric Customers: 4 million<br>Gas Customers: 500,000<br>Total U.S. Generating Capacity: Approximately 35,400 megawatts (owned capacity)<br>Service Territory: 50,000 square miles<br>States Served: North Carolina, South Carolina, Ohio, Kentucky and Indiana<br>Employees: 18,600<br>Annual Foundation Giving: Approximately $15.5 million | Assets: $32.7 billion*<br>Revenues: $10 billion**<br>Electric Customers: 3.1 million<br>Total U.S. Generating Capacity: Approximately 21,800 megawatts (owned capacity)<br>Service Territory: 54,000 square miles<br>States Served: North Carolina, South Carolina and Florida<br>Employees: 11,000<br>Annual Foundation Giving: Approximately $7 million |

Duke Energy and Progress Energy to Merge:

Creating the leading U.S. Utility

NYSE: DUK NYSE: PGN

Based in Charlotte, N.C., Duke Energy is a Fortune 500 Based in Raleigh, N.C., Progress Energy is a Fortune 500

energy company with regulated and unregulated electric and energy company with two major electric utilities that serve natural gas businesses. www.duke-energy.com about 3.1 million customers in the Carolinas and Florida.

www.progress-energy.com

Duke Energy Carolinas Progress Energy Carolinas

Duke Energy Indiana Progress Energy Florida

Duke Energy Ohio

Duke Energy Kentucky

Commercial Power

Duke Energy Generation Services

Duke Energy International

Assets: $57.9 billion* Assets: $32.7 billion*

Revenues: $12.7 billion** Revenues: $10 billion**

Electric Customers: 4 million Electric Customers: 3.1 million

Gas Customers: 500,000 Total U.S. Generating Capacity: Approximately

Total U.S. Generating Capacity: Approximately 35,400 21,800 megawatts (owned capacity)

megawatts (owned capacity) Service Territory: 54,000 square miles

Service Territory: 50,000 square miles States Served: North Carolina, South Carolina

States Served: North Carolina, South Carolina, Ohio, and Florida

Kentucky and Indiana Employees: 11,000

Employees: 18,600 Annual Foundation Giving: Approximately $7 million

Annual Foundation Giving: Approximately $15.5 million

Company Name: Duke Energy Corporation

Corporate Headquarters: Charlotte, N.C.; substantial operations in Raleigh, N.C.

Market Capitalization: $36.5 billion***

Total Assets: $90.6 billion*

Revenues: $22.7 billion** Customers: 7.1 million electric and 500,000 gas

Generating Capacity: 57,200 megawatts Service Territory: 104,000 square miles

Executive Chairman: James E. Rogers

President and Chief Executive Officer: William D. Johnson

Board of Directors: The new Duke Energy board will be composed of 18 directors, 11 designated by Duke Energy, including the lead director, and 7 designated by Progress Energy

*	As of stock close September 30, 2010

** As of December 31, 2009

*** As of December 31, 2010

# Managing the Transformation of the Energy Industry

## The right size, scale and diversity

OH
IN
KY
NC
SC
FL
Duke Energy
Progress Energy

### Highly diversified generation capacity and fuel profile

**By Owned Capacity: 57 GW[1]**

Duke Energy
11%
15%
48%
27%
Progress Energy
1%
17%
33%
48%
Combined
7%
16%
42%
35%
Coal
Gas/Oil
Nuclear
Hydro/Wind

### U.S. generation well positioned for pending environmental regulations

**Generation Capacity by Technology (GW/%)**

Duke Energy
12.9 GW 36%
4.0 GW 11%
9.1 GW 26%
9.4 GW 27%
Progress Energy
4.7 GW 22%
4.0 GW 18%
2.5 GW 12%
10.5 GW 48%
Combined
17.6 GW 31%
6.6 GW 11%
13.1 GW 23%
19.9 GW 35%
Scrubbed Coal
Unscrubbed Coal
Gas/Oil
Non-Emitting[1]

Managing the Transformation of the Energy Industry

The right size, scale and diversity

The combined company will create the leading U.S. utility company

• Leverage best practices to achieve even higher levels of safety, operational excellence and customer satisfaction

• Combine fuel purchasing power and generating plant dispatch to save customers money

• Continued commitment to delivering affordable, reliable and clean energy

• New investments in technology to reduce our environmental footprint and become more efficient

Highly diversified generation capacity and fuel profile

Capacity and fuel diversity projected to increase, migrating the combined fleet to greater gas and less coal exposure

By Owned Capacity: 57 GW1

1 Capacity owned as of 09/30/10 and excludes purchased power and 4.1 GW of Duke Energy International assets.

U.S. generation well positioned for pending environmental regulations

Mitigate cost increase and strategic execution risks in era of major change

Generation Capacity by Technology (GW/%)

1 Duke Energy: Nuclear (15%), Hydro (9%), Renewables (2%); Progress Energy: Nuclear (17%), Hydro (1%); Combined: Nuclear (16%), Hydro (6%), Renewables (1%) Note: Generation capacity as of 09/30/10 and excludes purchased power and 4.1 GW of Duke Energy International assets.

Duke Energy and Progress Energy

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may, ” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Duke Energy and Progress Energy caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Duke Energy’s or Progress Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors discussed or referred to in the “Risk Factors” section of each of Duke Energy’s and Progress Energy’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Duke Energy nor Progress Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective stockholders. Duke Energy and Progress Energy urge investors and stockholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress Energy’s website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

PARTICIPANTS IN THE MERGER SOLICITATION Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy stockholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy stockholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.

SUBJECT LINE OF EMAIL: Alumni Update – Duke Energy and Progress Energy to Merge

alumniupdate@duke-energy

Merger to Create Nation’s Largest Utility

This morning, Duke Energy and Progress Energy announced plans to merge in a stock-for-stock transaction. (LINK)

The headquarters for the combined company will be in Charlotte.

Progress Energy, based in Raleigh, N.C., is a Fortune 500 energy company with more than 22,000 megawatts of generation capacity and approximately $10 billion in annual revenues. Its operations include two major electric utilities that serve 3.1 million customers in the Carolinas and Florida.

Why Merge?

This transaction will combine two industry leaders and innovators that share a commitment to superior customer service, operational excellence and strong community service.

A combined company will better enable us to manage the transformation our industry is facing.

•	The size and scope of the transaction positions the combined company for future investment opportunities in the regulated business.

•	The efficiencies we expect to result from this transaction will help us mitigate future rate increases as we reinvest in the business for the future.

•

It also supports our objectives of growing the regulated business – and providing consistent and predictable earnings and cash flows. And that will help us support future dividend payments and maintain a strong balance sheet.

“Our industry is entering a building phase where we must invest in an array of new technologies to reduce our environmental footprints and become more efficient,” said Jim Rogers, Duke’s CEO. “By merging our companies, we can do that more economically for our customers, improve shareholder value and continue to grow.”

Combined company at a glance …

The combined company, to be called Duke Energy, will be the country’s largest utility with:

•	Approximately $65 billion in enterprise value and $37 billion in market capitalization.

•

The country’s largest regulated customer base, providing service to approximately 7.1 million electric customers in six attractive regulated service territories: North Carolina, South Carolina, Florida, Indiana, Kentucky and Ohio.

•	Approximately 57 gigawatts of domestic generating capacity from a diversified mix of coal, nuclear, natural gas, oil and renewable resources.

•	The largest regulated nuclear fleet in the country.

When the merger is completed, Rogers will become executive chairman of the combined company; Bill Johnson, CEO of Progress Energy, will become president and CEO.

For additional details, please see the news release.

Other Resources

Additional resources are available to help you understand the rationale and value of this important transaction:

•	Fact Sheet on the two companies (Link to on external site)

•	Questions & Answers (Link to on external site)

•	Merger web site (Link to on external site)

This is major news for Duke Energy, and it’s also very exciting. It positions Duke Energy to be successful long term.

Feedback

The Alumni Update is provided by Internal Communications. Questions and comments are welcome.

As an alumnus or retiree of Duke, you may also be a shareholder of Duke. Because this transaction requires shareholder approval and involves a stock offering, we are including the following information:

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,”

“believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Duke Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Duke Energy’s or Progress Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the “Risk Factors” section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Duke Energy nor Progress Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress’ website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in The Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of

Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.

For Duke Managers who will make external notifications:

•	For notifying stakeholders by phone or by e-mail

•	If sending via e-mail, include Safe Harbor statement below.

Dear

I hope you saw the reports this morning about the merger of Duke Energy and Progress Energy. You may have seen some media speculation on this the past few days, so I apologize for not communicating sooner. Obviously, securities laws are strict on what companies can say versus what the media can report.

The new company, which will retain the name Duke Energy, will be the largest regulated utility company in the United States, based on expected enterprise value, market capitalization, number of regulated electric customers and generation capacity.

Progress Energy is highly regarded with a solid track record. Headquartered in Raleigh, N.C., Progress is a Fortune 500 energy company with nearly 22,000 megawatts of generation capacity and about $10 billion in annual revenues. Its operations include two major electric utilities that serve 3.1 million customers in the Carolinas and Florida.

From our perspective, this combination will make us a stronger company, with greater fuel, generation and geographic diversity. Our combined forces in the Carolinas should help us restore service quicker when storms and other severe weather happen. Our customers will certainly appreciate that.

In the Carolinas, we expect significant savings in the area of fuel and system dispatch. And, as we integrate the two companies, there will be additional savings from the consolidation of functions.

As you may have read, the new company will have its headquarters in Charlotte and substantial operations in Raleigh.

We expect the deal to be completed by the end of the year. The two companies will continue to operate separately during that time.

Hopefully, we will have a chance to talk further about this transaction in the coming months. However, feel free to contact me at any time if you have questions about this deal.

We will be working through many integration details in the upcoming months. I will share updates with you as our plans progress.

This is major news for our company, and it’s also very exciting. It positions Duke Energy for long-term success. As always, I appreciate your support.

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Duke Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Duke Energy’s or Progress Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the “Risk Factors” section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Duke Energy nor Progress Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress’ website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in The Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.

This document is not intended for external distribution. Instead, it should be used in conversation with stakeholders.

Merger Q&A

Deal Rationale

1.	Why are Progress and Duke Energy merging?

We believe this merger is in the best interest of our companies, our shareholders and our customers. This combination will create the largest regulated utility company in the country and better enable us to manage the transformation our industry is facing. Our industry is entering a building phase where we must invest in an array of new technologies to reduce our environmental footprints and become more efficient. By merging our companies, we can do that more economically for our customers, improve shareholder value and continue to grow.

This transaction also supports our objectives of growing the regulated business, and providing consistent and predictable earnings and cash flows to continue to support our dividend payments and maintain our balance sheet strength.

2.	When will the merger be complete? How long will it take?

Completion of the merger is conditioned upon the approval of the shareholders of both companies, as well as other standard regulatory approvals. Other necessary regulatory filings include: the Federal Energy Regulatory Commission (FERC), the Nuclear Regulatory Commission (NRC), the North Carolina Utilities Commission (NCUC) and the South Carolina Public Service Commission (SCPSC). The companies will also review integration plans with its other state regulators: the Florida Public Service Commission, the Indiana Utility Regulatory Commission, the Kentucky Public Service Commission and the Ohio Public Utilities Commission. The companies are targeting a closing by the end of 2011.

3.	Why is this deal in the best interests of Duke Energy’s shareholders? Progress Energy’s shareholders?

The combination supports our objectives of growing the regulated business, and providing consistent and predictable earnings and cash flows to continue to support our dividend payments and maintain our balance sheet strength. The combination is expected to be immediately accretive to earnings per share in the first year after closing, and the combined company expects to pay a quarterly cash dividend of 24.5 cents per common share, which represents a 3 percent dividend increase for Progress shareholders after adjusting for the exchange ratio.

Page 1 of 10	Duke Energy; Jan. 10, 2011

This document is not intended for external distribution. Instead, it should be used in conversation with stakeholders.

4.	What are the synergies (cost savings) resulting from this transaction? What is the time frame to realize the synergies?

Once the deal is complete, we expect to realize immediate customer benefits from savings related to fuel and the joint dispatch of our generation. Additionally, other non-fuel related efficiencies are expected from the leveraging of operational and customer service best practices that will lower our costs and increase our service levels to customers. Progress Energy and Duke Energy expect to realize synergies in a number of areas, particularly where the companies have duplicative operations and functions. The efficiencies we expect to result from this transaction will help us mitigate the future customer rate increases we expect for our customers as we reinvest in the business for the future.

5.	What can the combined entity provide that the two companies can’t (and don’t already) provide?

The combined company will provide continued significant benefits for shareholders, customers, employees and the communities we serve. Combining Duke Energy and Progress Energy creates a utility with greater financial strength and enhanced ability to meet head-on the challenges we both face. Changes in the industry require investments in an array of new technologies to reduce our environmental footprints and become more efficient. By merging the two companies, we can do that more economically for our customers, improve shareholder value and continue to grow.

Benefits of the transaction include:

•	Efficiencies to help us mitigate future rate increases for our customers as we reinvest in the business for the future.

•	Immediate customer benefits from savings related to fuel and the joint dispatch of our generation.

•	Other non-fuel related efficiencies from the leveraging of operational and customer service best practices that will lower our costs and increase our service levels to customers.

•	Ability to continue to grow the regulated business, provide consistent and predictable earnings and cash flows, support our dividend payments and maintain our balance sheet strength.

6.	What does a customer stand to gain, other than perhaps a slowed rise in costs?

This merger is about creating a company with the right size, scale and diversity to manage the transformation our industry is facing. The efficiencies we expect to gain from this transaction will help us mitigate the future rate increases we expect for our customers as we reinvest in the business for the future. That means further investments to replace aging plants and infrastructures, modernizing our smart grid technology, and meeting new environmental standards with renewable and alternative energy options that are environmentally responsible.

Page 2 of 10	Duke Energy; Jan. 10, 2011

This document is not intended for external distribution. Instead, it should be used in conversation with stakeholders.

Our new combined company will continue the shared traditions of superior customer service, safety and reliability that customers have come to expect, and will be better positioned for effective restoration response going forward.

7.	Please describe the FERC market power test. With substantially all of the service territory in the Carolinas, how do you anticipate passing the market power test?

FERC has a well established set of rules for evaluating a potential merger transaction. We will make a filing with FERC shortly, outlining our position related to these rules and provisions. We do not anticipate any issues in meeting the FERC standards.

The nature of the wholesale generation markets regulated by FERC have evolved and changed over the past few years. For example, Progress has divested all of its unregulated merchant generation fleet in the Southeast since 2005. Additionally there is now less excess generation available for sale after the companies satisfy their native load obligations than in years past. In fact, the companies, especially Progress Energy Carolinas, tend to be net buyers of excess generation now rather than net sellers. Therefore, the combination of these two companies should satisfy the market power test typically applied by FERC in evaluating transactions in markets like those the companies operate in.

8.	How is this good for the state of North Carolina?

In addition to benefits for our customers, both companies have deep roots in the North Carolina communities they serve, with a focus on economic development, philanthropy, volunteerism and civic involvement. Combining these two companies helps ensure that those important investments continue well into the future. The new utility will remain headquartered in Charlotte, with a significant presence in Raleigh.

More specifically on the economic development front, North Carolina becomes even more attractive to companies that want to locate or grow their businesses in the state. New and expanding industries bring jobs and economic growth, but first they must have the assurance of affordable and reliable electricity. The new combined utility will be even better positioned to deliver on that promise.

Transaction

9.	What are the terms of the transaction?

Under the merger agreement, Progress’ shareholders will receive 2.6125 shares of common stock of Duke in exchange for each share of Progress common stock. Based on Duke’s closing share price on January 7, 2011, Progress shareholders would receive a value of $46.48 per share, or $13.7 billion in total equity value. Duke will also assume approximately $12.2 billion in Progress net debt. The transaction price represents a

Page 3 of 10	Duke Energy; Jan. 10, 2011

This document is not intended for external distribution. Instead, it should be used in conversation with stakeholders.

7.1% premium to the unaffected closing stock price of Progress on January 5, 2011 and a 3.9% premium to the closing stock price of Progress on January 7, 2011. The transaction price also represents a 6.6% premium to the average stock price of Progress over the last 20 trading days ending January 5, 2011 and a 6.4% premium over the last 20 trading days ending January 7, 2011. Following completion of the merger, it is anticipated that Duke shareholders will own approximately 63% of the combined company and Progress shareholders will own approximately 37% on a fully diluted basis. The combination is anticipated to be accretive to Duke’s adjusted earnings in the first year after closing. Based on Duke’s current practice, the combined company expects to pay a quarterly cash dividend of 24.5 cents per common share, which represents a 3% dividend increase for Progress shareholders, after adjusting for the exchange ratio. The merger agreement contemplates that Duke will effect a reverse stock split immediately prior to closing, and that the exchange ratio will be appropriately adjusted at that time to reflect the reverse split.

10.	Will the company change its name?

The combined company, which will be the country’s largest utility, will be known as Duke Energy upon closing. Until the transaction closes, the companies will continue to operate as separate entities. After completion of the transaction, the utility companies will operate as separate wholly-owned subsidiaries of Duke.

11.	Where will the combined company be located?

The headquarters of the combined company will be located in Charlotte, N.C., but the company will maintain a significant presence in Raleigh.

12.	Do the shareholders of both companies overlap? To what extent?

Yes. Progress Energy and Duke Energy have some overlap in their shareholder base. We think this merger represents benefits for shareholders of Progress Energy, Duke Energy and shareholders of both companies. This combination will create the largest regulated utility company in the country, and give us greater financial strength and stability. The combination is expected to be immediately accretive to earnings per share in the first year after closing, and the combined company expects to pay a quarterly cash dividend of 24.5 cents per common share, which represents a 3 percent dividend increase for Progress shareholders, after adjusting for the exchange ratio.

Leadership

13.	What will Jim Rogers’ role be in the new company?

Jim Rogers will serve as the executive chairman and will fulfill important roles internally and externally for the Company. Internally, he will advise and counsel the CEO on strategic and other matters. He will chair board of directors meetings and will represent the board to the public.

Page 4 of 10	Duke Energy; Jan. 10, 2011

This document is not intended for external distribution. Instead, it should be used in conversation with stakeholders.

Externally, the executive chairman will serve as the company’s primary spokesman on matters of national and international energy policy. He will continue his involvement in global initiatives important to the company’s strategy, as well as the assessment of technological development and deployment. Along with the CEO, he will also play an active role in the company’s governmental relations and activities at the national and state levels. His work in these areas will help to shape and develop the company’s long-term strategy.

14.	Is this transaction driven by a CEO succession concern at Duke?

No. This transaction was not predicated upon a need for a CEO successor at Duke Energy. However, Progress Energy does have a strong CEO in Bill Johnson, who will be the CEO of the combined company. Management succession planning for key executive positions will continue to be a routine focus of the board, executive chairman and CEO.

Employees

15.	When will the integration process begin?

The timing of our integration planning efforts will coincide with the regulatory approval timeline. Integration efforts will be directed by the Transition Committee, comprised of Jim Rogers, Bill Johnson, Lynn Good, Marc Manly, John McArthur, and Mark Mulhern. A.R. Mullinax from Duke and Paula Sims from Progress will co-lead the team that will develop a detailed, thoughtful plan to integrate the companies and ensure a smooth transition for employees and customers. We are fortunate that both companies have successful track records of handling large-scale transitions.

Our success will be measured in how well we combine two great organizations. However, that must not affect the important work we do now — providing strong customer service and operational excellence with a commitment to safe, reliable operations.

There’s a lot of work, including hundreds of details that must be addressed. Leaders and employees from both companies will be selected to help define and drive the work that’s needed in upcoming months. As integration efforts progress, the Transition Committee and co-leads are committed to keeping employees apprised throughout the process.

16.	Will there be layoffs as a result of the merger? How many jobs will be lost?

Yes, we anticipate there will be job reductions at both companies as we merge operations in the years ahead. At this point, we do not have a predetermined number or goal. We will work to minimize the number of reductions by taking advantage of savings in other areas first (including fuel efficiencies and joint dispatch in the Carolinas).

Page 5 of 10	Duke Energy; Jan. 10, 2011

This document is not intended for external distribution. Instead, it should be used in conversation with stakeholders.

We currently anticipate that positions will not be eliminated until the merger is approved, which we expect to take about a year, and reductions will be phased in over several years.

In the coming months, we will be working to plan the integration of our operations. That comprehensive analysis will drive organizational decisions and staffing levels. The multi-year transition period also will help to further minimize reductions through attrition, retirements and managing of vacancies.

Until the transaction closes, the companies will continue to operate as separate entities. As we work through the integration process, each company will remain focused on the important work we do now — providing strong customer service and operational excellence with a commitment to safe, reliable operations.

17.	What can employees expect in the interim?

Until the transaction closes, the companies will continue to operate as separate entities. As we move through the integration process, it is important for employees to remain focused on working safely to provide the reliable service our customers depend on.

18.	Will employees have to relocate as a result of the merger?

The new company will maintain a significant presence in both Charlotte and Raleigh. After the transaction closes, some employees may be given the opportunity to relocate.

19.	What happens to employees’ current benefits and compensation, including short-term incentives?

There will be no immediate changes to employees’ benefits and compensation. As part of the integration process, a consolidated compensation and benefits structure will be established and communicated to employees.

20.	What happens to Progress’ employee stock options, restricted stock units and performance shares?

All employee stock awards will be assumed by Duke and converted into Duke stock awards based on the exchange ratio. More information will be provided when the Compensation Committee approves the final details of the adjustments to the awards.

Page 6 of 10	Duke Energy; Jan. 10, 2011

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21.	What happens to employees’ pensions?

There will be no immediate changes to the pension plans. As a part of the integration process, a consolidated compensation and benefits structure will be established and communicated to employees.

22.	What happens to employees’ 401(k) stock holdings?

The Progress stock held in the Progress 401(k) plan will be converted to Duke stock, based on the exchange ratio outlined in the merger agreement.

23.	Will severance packages be offered to any employees?

The integration teams are currently working through our integration plans, which include reviewing both companies’ severance policies. We will share information about severance with employees as soon as it is available.

24.	Will there be new opportunities for both companies’ employees in terms of jobs and relocations?

Yes. Employees of the new combined company will have enhanced professional opportunities from being part of a larger organization with operations in six states. We will have updates on additional opportunities as we work through our integration planning.

Community

25.	Will both companies continue to support their local communities?

Yes. Both companies have a long history of supporting the local communities they serve. We expect this will continue after the merger is complete.

26.	Will the combined company maintain the same levels of charitable and philanthropic support?

As stated in the merger agreement, during the two-year period following the closing, Duke and its subsidiaries as a whole, including Progress, intend to continue to provide charitable contributions and community support within their service areas at levels substantially comparable to the levels provided prior to closing. Specifics regarding funding levels thereafter will be determined.

Page 7 of 10	Duke Energy; Jan. 10, 2011

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27.	Which communities will be most affected by job losses and facility consolidations?

Until this transaction closes, the companies will continue to operate as separate entities with no immediate staffing changes.

We do expect that the merger will result in some workforce reductions as the two companies evaluate and consolidate duplicate functions, particularly in the support organizations. Any reductions will be shared across both companies, but at this point, it is too early to estimate a specific number at either location.

Political and Regulatory

28.	What other regulatory approvals do you need?

The combination is conditioned upon, among other things, the approval of a majority of the outstanding shares of both companies, as well as satisfaction of the Hart-Scott-Rodino Antitrust requirements. Other necessary regulatory filings include: the Federal Energy Regulatory Commission (FERC), the Nuclear Regulatory Commission (NRC), the Federal Communication Commission (FCC) the North Carolina Utilities Commission (NCUC), the South Carolina Public Service Commission (SCPSC) and the Securities and Exchange Commission (SEC). The companies are targeting completion of the merger by the end of 2011.

29.	Will the merger have any impact on the Edwardsport project?

No. Construction of Duke Energy’s Edwardsport project continues, with the new plant scheduled to begin operation in 2012. This new high tech facility will replace 60-plus year-old units. It is an essential part of our plan to serve our customers for decades to come.

30.	Will the merger have any impact on Duke Energy’s plans to pursue a market rate offer in Ohio, PJM transfer or plans to transfer generation assets out of the regulated utility?

No, this transaction does not change our focus on any of our current strategic initiatives to better position our Midwest utility operations and generation portfolio for the long term.

31.	Will the merger have any impact on the proposed Lee Nuclear Station?

Duke Energy continues to pursue a combined construction and operating license from the Nuclear Regulatory Commission for the proposed Lee Nuclear Station in Cherokee County, South Carolina, and we expect to receive the license in 2013. While we are committed to moving forward with nuclear development activities to ensure new nuclear generation is available for our customers in the future, we have not yet made a final decision to build this plant.

Page 8 of 10	Duke Energy; Jan. 10, 2011

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We are focusing on three key considerations as we continue to move forward with new nuclear generation. These include: (1) receiving a license from the NRC, (2) helping create supportive state regulatory frameworks and (3) developing partnerships.

To ensure reliable cash flow during construction and maintain a strong balance sheet, we need the ability to recover financing costs as they are incurred, outside a general rate case. Complementary to our cost recovery efforts, we are working to develop partnerships and exploring various options, including regional partnerships. Partnerships provide opportunities to share construction, project management and operational risks. This also provides the prospect of adding capacity in smaller increments over time – to better match load growth and planned retirements, as well as to lessen cost recovery collections and cash flow impact. The bottom line for us on the Lee Nuclear project: While it is our preference to have partners, having the right regulatory framework is a must.

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Duke Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Duke Energy’s or Progress Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the “Risk Factors” section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Duke Energy nor Progress Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Page 9 of 10	Duke Energy; Jan. 10, 2011

This document is not intended for external distribution. Instead, it should be used in conversation with stakeholders.

Additional Information and Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress’ website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in The Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.

Page 10 of 10	Duke Energy; Jan. 10, 2011

Progress Energy: Like Duke in Many Ways

So who is Progress Energy? In many ways, Progress is a lot like Duke Energy.

Whereas Duke Energy is the 2006 combination of Duke and Cinergy, Progress Energy is basically the combination of two major electric companies. In 2000, Carolina Light & Power, which served customers in the Carolinas, merged with Florida Power Corp., which served customers in central and north Florida.

Like Duke, Progress Energy is based in North Carolina – calling Raleigh, N.C. home. Like Duke, it’s a big generator of electricity, with more than 22,000 megawatts of capacity. That compares to Duke’s 35,000 megawatts.

Progress Energy’s territory actually borders Duke on two sides. Most of its territory is east of Duke – bordering the company around the Raleigh/Durham area of North Carolina. But the company also borders Duke on the west – around the Asheville, N.C., area.

You can read more about the comparison between the two companies in this Fact Sheet.

Hard-to-believe, but Progress actually operates four nuclear stations compared to Duke’s three:

•	Brunswick - A two-unit plant near Southport, N.C.

•	Crystal River - A single-unit plant near Crystal River, Fla.

•	Harris - A single-unit plant near New Hill, N.C.

•	Robinson - A single-unit plant near Hartsville, S.C.

Like Duke, Progress Energy is a big proponent of economic development in their service territory. In 2009, Site Selection magazine named Progress Energy one of North America’s Top Utilities for Economic Development for the seventh time in the last eight years. Duke Energy has also been a frequent name in the magazine’s Top 10 list.

Both companies have scored well on JD Power customer satisfaction surveys. In 2010, Duke Energy led the South Region in customer satisfaction as far as fewer outages and lower bills. Progress Energy led the South Region in customer satisfaction among the large business segment.

As far as strategy, Progress Energy is moving along a similar track as Duke with regards to renewable energy and energy efficiency. Check out this explanation from Progress’ annual report: “The company is pursuing a balanced strategy for a secure energy future, which includes aggressive energy-efficiency programs, investments in renewable energy technologies and a state-of-the-art electricity system.” Sound familiar?

If you’re over at YouTube, you may have seen most of Duke Energy’s videos. But Progress Energy has its own page, too, with plenty of videos to watch.

But, of course, there are some differences. Unlike Duke, Progress Energy covers quite a bit of coastal territory. The company serves the Atlantic Coast of North Carolina; and part of the Gulf Coast and Atlantic Coast of Florida. Although Duke has suffered with hurricanes Ike and Hugo over the years, Progress Energy has dealt with many more.

To find out more about Progress Energy, check out the company’s website.

Additional Information and Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress’ website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in The Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.

Duke Energy and Progress Energy to Merge, Creating Largest Utility in the U.S.

Duke Energy (NYSE: DUK) and Progress Energy (NYSE: PGN) Monday announced that both companies’ boards of directors have unanimously approved a definitive agreement in which the companies would merge in a stock-for-stock transaction.

The deal could close by the end of 2011.

Background to Help Answer Your Questions • News Release • Fact Sheet • Q&As • Proposed executive team post merger

Reasons for the merger

“Our industry is entering a building phase where we must invest in an array of new technologies to reduce our environmental footprints and become more efficient,” said Duke CEO Jim Rogers. “By merging our companies, we can do that more economically for our customers, improve shareholder value and continue to grow.

“Combining Duke and Progress creates a utility with greater financial strength and enhanced ability to meet our challenges head-on,” he continued.

There are other equally compelling reasons for combining forces.

•

Overall, it creates a stronger company. The new company, which will be called Duke Energy, will be the largest regulated utility company in the United States, based on market capitalization. It will have unmatched financial and operational scale, scope and strength. The new company will be supported by significant, diversified regulated earnings base.

•

Shareholders will benefit. We expect the combination will be immediately positive to earnings per share in the first year after closing, based on adjusted diluted EPS. The merged company will offer an attractive dividend in addition to a strong balance sheet and credit profile.

•

Customers will benefit. There are sizeable advantages for our customers due to our ability to derive operational efficiencies for 7.1 million electric customers in six regulated service territories. In particular, there will be significant benefits to our Carolinas customers from fuel and joint dispatch efficiencies.

“We want to make it the best utility in the U.S.,” Rogers said. “I believe we can take advantage of the complementary strengths that Duke and Progress offer to accomplish that. Doing so will help us navigate a significant transformation of our industry, due in part to new technologies, new regulations and ever increasing customer demands. As the marketplace changes, we must change.”

The largest utility in the U.S.

The combination creates the country’s largest utility with:

•	Approximately $65 billion in enterprise value and $37 billion in market capitalization.

•

The country’s largest regulated customer base, providing service to approximately 7.1 million electric customers in six regulated service territories: North Carolina, South Carolina, Florida, Indiana, Kentucky and Ohio.

•	Approximately 57 gigawatts of domestic generating capacity from a diversified mix of coal, nuclear, natural gas, oil and renewable resources.

•	And the largest regulated nuclear fleet in the country.

Organization and leadership

The headquarters for the combined company, which will retain the Duke Energy name, will be in Charlotte. When the deal is complete, Jim Rogers will serve as the executive chairman of the combined company. Progress Energy CEO Bill Johnson will serve as president and chief executive officer.

In his new role, Rogers will advise the CEO in strategic matters, play an active role in government relations and serve as the company’s primary spokesperson on energy policy. (See org chart for other top-tier leaders.)

Terms of the deal

Each Progress shareholder will receive 2.6125 shares of Duke stock – which, using Friday’s closing price for Progress’ stock, represents a 3.9 percent premium for Progress shareholders (Note: If the Jan. 5 closing price is used, the premium is 7.1 percent). The exchange ratio will be appropriately adjusted at the closing to reflect a reverse stock split of the Duke stock.

Timeline

Completion of the merger depends on, among other things, shareholder approval of both companies. Regulatory filings include: the Federal Energy Regulatory Commission (FERC), the Nuclear Regulatory Commission (NRC), the North Carolina Utilities Commission (NCUC) and the South Carolina Public Service Commission (SCPSC). The companies will also provide information regarding the merger with its other state regulators: the Florida Public Service Commission, the Indiana Utility Regulatory Commission, the Kentucky Public Service Commission and the Ohio Public Utilities Commission.

Responding to questions

Today’s announcement will prompt questions from your friends and neighbors about how the merger will affect customers and the communities we serve. Please refer to the Q&A document to help answer these questions. If you are asked a question that you can’t answer, please submit it to integration@duke-energy.com. The company will be updating frequently asked questions and other resource materials throughout this process.

A merger website has been launched to provide information on the merger to customers, investors and other stakeholders.

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Duke Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Duke Energy’s or Progress Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the “Risk Factors” section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Duke Energy nor Progress Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress’ website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in The Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.

Top 10 Merger Q&A

1.	Why are Progress and Duke merging?

We believe this merger is in the best interest of our companies, our shareholders and our customers. This combination will create the largest regulated utility company in the country and better enable us to manage the transformation our industry is facing. Our industry is entering a building phase where we must invest in an array of new technologies to reduce our environmental footprints and become more efficient. By merging our companies, we can do that more economically for our customers, improve shareholder value and continue to grow.

This transaction also supports our objectives of growing the regulated business, and providing consistent and predictable earnings and cash flows to continue to support our dividend payments and maintain our balance sheet strength.

2.	When will the merger be complete? How long will it take?

Completion of the merger is conditioned upon the approval of the shareholders of both companies. Necessary regulatory filings include: the Federal Energy Regulatory Commission (FERC), the Nuclear Regulatory Commission (NRC), the North Carolina Utilities Commission (NCUC) and the South Carolina Public Service Commission (SCPSC). The companies will also review integration plans with its other state regulators: the Florida Public Service Commission, the Indiana Utility Regulatory Commission, the Kentucky Public Service Commission and the Ohio Public Utilities Commission. The companies are targeting a closing by the end of 2011.

3.	Why is this deal in the best interests of Duke Energy’s shareholders? Progress Energy’s shareholders?

The combination supports our objectives of growing the regulated business and providing consistent and predictable earnings and cash flows to continue to support our dividend payments and maintain our balance sheet strength. The combination is expected to be immediately accretive to earnings per share in the first year after closing and the combined company expects to pay a quarterly cash dividend of 24.5 cents per common share, which represents a 3 percent dividend increase for Progress shareholders, after adjusting for the exchange ratio.

4.	What are the synergies (cost savings) resulting from this transaction? What is the time frame to realize the synergies?

Once the deal is complete, we expect to realize immediate customer benefits from savings related to fuel and the joint dispatch of our generation. Additionally, other non-fuel related efficiencies are expected from the leveraging of operational and customer service best practices that will lower our costs and increase our service levels to customers. Progress and Duke expect to realize synergies in a number of areas, particularly where the companies have duplicative operations and functions. The efficiencies we expect to result from this transaction will help us mitigate the future customer rate increases we expect for our customers as we reinvest in the business for the future.

5.	What can the combined entity provide that the two companies can’t (and don’t already) provide?

The combined company will provide continued significant benefits for shareholders, customers, employees and the communities we serve. Combining Duke and Progress Energy creates a utility with greater financial strength and enhanced ability to meet head-on the challenges we both face. Changes in the industry require investments in an array of new technologies to reduce our environmental footprints and become more efficient. By merging the two companies, we can do that more economically for our customers, improve shareholder value and continue to grow.

Benefits of the transaction include:

•	Efficiencies to help us mitigate future rate increases for our customers as we reinvest in the business for the future.

•	Immediate customer benefits from savings related to fuel and the joint dispatch of our generation.

•	Other non-fuel related efficiencies from the leveraging of operational and customer service best practices that will lower our costs and increase our service levels to customers.

•	Ability to continue to grow the regulated business, provide consistent and predictable earnings and cash flows, support our dividend payments and maintain our balance sheet strength.

6.	What does a customer stand to gain here other than perhaps a slowed rise in costs?

This merger is about creating a company with the right size, scale and diversity to manage the transformation our industry is facing. The efficiencies we expect to gain from this transaction will help us mitigate the future rate increases we expect for our customers as we reinvest in the business for the future. That means further investments to replace aging plants and infrastructures, modernizing our smart grid technology, and meeting new environmental standards with renewable and alternative energy options that are environmentally responsible.

Our new combined company will continue the shared traditions of superior customer service, safety and reliability that customers have come to expect, and will be better positioned for effective restoration response going forward.

7.	What are your plans for consolidating the two companies?

Integration teams from both companies will develop a detailed, thoughtful plan to integrate the companies and ensure a smooth transition for employees and customers. We are fortunate that both companies have successful track records of handling large-scale transitions.

The timing of our integration planning efforts will coincide with the regulatory approval timeline. Until the transaction closes, the companies will continue to operate as separate entities. As we work through the integration process, each company will remain focused on the important work we do now — providing strong customer service and operational excellence with a commitment to safe, reliable operations.

8.	Will there be layoffs as a result of the merger? How many jobs will be lost?

Yes, we anticipate there will be job reductions at both companies as we merge operations in the years ahead. At this point, we do not have a predetermined number or goal. We will work to minimize the number of reductions by taking advantage of savings in other areas first (including fuel efficiencies and joint dispatch in the Carolinas).

We currently anticipate that positions will not be eliminated until the merger is approved, which we expect to take about a year, and reductions will be phased in over several years.

In the coming months, we will be working to plan the integration of our operations. That comprehensive analysis will drive organizational decisions and staffing levels. The multi-year transition period also will help to further minimize reductions through attrition, retirements and managing of vacancies.

Until the transaction closes, the companies will continue to operate as separate entities. As we work through the integration process, each company will remain focused on the important work we do now — providing strong customer service and operational excellence with a commitment to safe, reliable operations.

9.	Please describe the FERC market power test. With substantially all of the service territory in the Carolinas, how do you anticipate passing the market power test?

FERC has a well established set of rules for evaluating a potential merger transaction. We will make a filing with FERC shortly, outlining our position related to these rules and provisions. We do not anticipate any issues in meeting the FERC standards.

The nature of the wholesale generation markets regulated by FERC have evolved and changed over the past few years. For example, Progress has divested all of its unregulated merchant generation fleet in the Southeast since 2005. Additionally there is now less excess generation available for sale after the companies satisfy their native load obligations than in years past. In fact, the companies, especially Progress Energy Carolinas, tend to be net buyers of excess generation now rather than net sellers. Therefore, the combination of these two companies should satisfy the market power test typically applied by FERC in evaluating transactions in markets like those the companies operate in.

10.	What will Jim Rogers’ role be in the new company?

Jim Rogers will serve as the executive chairman and will fulfill important roles internally and externally for the Company. Internally, he will advise and counsel the CEO on strategic and other matters. He will chair board of directors meetings and will represent the board to the public.

Externally, the executive chairman will serve as the company’s primary spokesman on matters of national and international energy policy. He will continue his involvement in global initiatives important to the company’s strategy, as well as the assessment of technological development and deployment. Along with the CEO, he will also play an active role in the company’s governmental relations and activities at the national and state levels. His work in these areas will help to shape and develop the company’s long-term strategy.

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Duke Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Duke Energy’s or Progress Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the “Risk Factors” section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Duke Energy nor Progress Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress’ website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in The Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.

Progress Energy: CEO Bill Johnson at a Glance

Once the Duke/Progress merger is completed (which we are targeting for late 2011), Progress Energy CEO Bill Johnson will become the CEO of the new company, with Jim Rogers becoming executive chairman.

To find out a little about Johnson, we found this 2007 Raleigh News & Observer article about him. He was named permanent CEO of Progress Energy shortly after this article appeared.

Remember: This article is four years old (and many things have changed since then). Review this to get some flavor for Johnson, his management style and personal background.

Johnson Long the Heir Apparent

By John Murawski

News & Observer, 10-12-2007

For several years, Bill Johnson has been viewed as the chosen one.

Many inside and outside Progress Energy assumed Johnson was being groomed to one day lead the Raleigh-based power company. The star lawyer and college football standout rapidly ascended to the second-highest rank at the Fortune 500 corporation in 2004, passing every test thrown his way.

The speculation could end today. The board of directors of the electric utility is scheduled to hold a special meeting this morning to unseal the company’s succession plan for naming a new chief executive. Johnson, 53, was named acting CEO this week and is temporarily leading the company after the unexpected death of CEO Bob McGehee on a business trip in London.

If he is anointed CEO, Johnson would put his imprint on an organization with 10,600 employees that is responsible for providing electricity to 3.1 million customers in the Carolinas and Florida.

Progress Energy faces strategic challenges ahead, as officials plan how to meet growing energy demand in an era when building power plants is increasingly expensive amid concern over global warming emissions. The company also is a significant philanthropic force and a major player in revitalizing downtown Raleigh.

“There’s no more important company in our community than that one — for a ton of reasons,” said James Kerr II, a member of the N.C. Utilities Commission, the state agency that regulates power rates.

The clues that Johnson had been groomed for the top job are not limited to the Pennsylvania native’s meteoric ascent at Progress Energy. They were on display at management retreats, company meetings and other functions where Johnson chummed with other officials and demonstrated his flair for public speaking.

Raleigh utilities lawyer Edward Finley Jr. said that in private conversation in recent years, as many as 10 Progress Energy officials placed their bets on Johnson as the utility’s next leader. The buzz increased as McGehee’s retirement date neared.

“From within the company, there was a lot of speculation as to who the successor would be,” said Finley, the chairman of the N.C. Utilities Commission. “People work within the company and see the rapport and behavior of the top executives, and they sort of have an intuitive knowledge of what’s going on there.”

The board of directors ratified the executive succession plan only last month with McGehee’s advice. The plan, adopted in anticipation of McGehee’s retirement next year, is confidential and officially unknown to anyone outside the boardroom.

Plan unfolds today

It’s not clear whether the board will name McGehee’s successor today, or take some other action outlined in the succession plan.

Board members have declined to comment or haven’t return phone calls this week.

Johnson has been doing utility work since 1983 after receiving his law degree in 1982. He represented Carolina Power & light Co. as an outside lawyer in the 1980s when the company, later renamed Progress Energy, was involved in contentious proceedings to raise rates to pay for new nuclear plants.

Johnson was recruited to work for the company in 1992 and was promoted eight times, working stints as group president for Energy Delivery and general counsel and secretary for Progress Energy.

Johnson was not available for comment Thursday. If he is picked to run the company, investors will want to know whether he remains committed to licensing new nuclear reactors in North Carolina and Florida, and whether he plans any changes in the company’s business strategy.

Johnson was offensive lineman for Penn State University’s powerhouse football program in the 1970s. Standing 6 feet 4 inches tall, he is a relaxed presence who avoids the scripted speech favored by many executives.

Self-discipline devotee

Johnson’s easygoing demeanor and taste for reggae music and The Grateful Dead should not be mistaken for softness. Johnson’s mantra is self-discipline, which he put into practice recently when he determined to lose 120 pounds. He achieved the goal last year, losing nearly a third of his body weight through diet and exercise, after his doctor warned him that he was obese and headed for heart disease, diabetes or a stroke.

Among the lawyers who opposed Johnson and CP&L more than two decades ago in the rate cases was Robert Gruber, director of the Public Staff, the state consumer advocacy agency on utility rate cases. Gruber and others say that Johnson’s name keeps coming up on everyone’s short list.

“He’s smart, and he’s tough,” Gruber said of Johnson. “I have a lot of respect for him.”

WILLIAM D. JOHNSON PROGRESS ENERGY

Joined the company: 1992

Previous experience: Lawyer with Hunton & Williams representing utility companies

Other: Taught history and English and coached football, basketball and track at the Durham Academy

Education: Bachelor of Arts in history, Duke University, 1978; UNC-Chapel Hill School of law, 1982

Personal: Married, two daughters

Additional Information and Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress’ website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in The Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.

Subject Line: Message from Jim Rogers – Merger Announcement

To: All Employees

From: Jim Rogers

This morning, Duke Energy joins Progress Energy in announcing plans to combine forces in a stock-for-stock transaction. I regret that reports appeared in the media first, before employees could learn about this from the company. However, securities laws are restrictive on what company officials can share with employees versus what the media can report. I hope you understand.

Many of you know and have worked with Progress, and are familiar with its strong track record. Headquartered in Raleigh, N.C., Progress is a Fortune 500 energy company with nearly 22,000 megawatts of generation capacity and approximately $10 billion in annual revenues. Its operations include two major electric utilities that serve 3.1 million customers in the Carolinas and Florida.

This transaction will combine two industry leaders and innovators that share a commitment to superior customer service, operational excellence and strong community service. There are other equally compelling reasons for the merger.

•

Overall, it creates a stronger company. The new company, which will retain the name Duke Energy with headquarters in Charlotte, will be the largest regulated utility company in the United States, based on expected enterprise value, market capitalization, number of regulated electric customers and generation capacity. It will have unmatched financial and operational scale, scope and strength. The new company will be supported by a significant and diversified regulated earnings base.

•

Our customers will benefit. The merger will drive operational efficiencies for 7.1 million electric customers in six regulated service territories. In particular, our Carolinas customers will benefit from fuel and joint dispatch efficiencies. As always, the new company will remain steadfast to our commitment to deliver affordable, reliable, safe and increasingly clean energy.

•

Our shareholders will benefit. We expect the combination will be immediately positive to earnings per share in the first year after closing, based on adjusted diluted EPS. The combined company will offer an attractive dividend, in addition to a strong balance sheet and credit profile.

While this merger will create the largest U.S. electric utility, we also want to make it the best utility in the U.S. I believe we can take advantage of the complementary strengths that Duke and Progress offer to accomplish that. Doing so will help us navigate a significant transformation of our industry, due in part to new technologies, new regulations and ever-increasing customer demands. As the marketplace changes, we must change as well.

Once the merger is completed, which we are targeting for late 2011, I will become executive chairman of the new company. Bill Johnson, currently CEO of Progress Energy, will become president and chief executive officer. My new role will allow me to advise Bill on strategic matters, play an active role in government relations and serve as the company’s lead spokesperson on energy policy. Other top-tier leaders have also been named. (LINK)

Bill and I will lead the transition, with A.R. Mullinax from Duke and Paula Sims from Progress managing the team that will develop a detailed, thoughtful plan to integrate the companies and ensure a smooth transition for employees and customers. We are fortunate that both companies have successful track records of handling large-scale transitions.

I know you will have many questions about this transaction, and I ask that you be patient as we work through hundreds of details in the upcoming weeks and months. We cannot let this become a distraction. Our continued focus on customer service, operational excellence and safety cannot waver.

Both companies will continue to operate as separate entities until the transaction is completed. The merger will require shareholder approval from both companies, along with regulatory approvals. That includes the Federal Energy Regulatory Commission, the Nuclear Regulatory Commission, the North Carolina Utilities Commission and the South Carolina Public Service Commission.

I encourage you to learn more about Progress and its strong track record, and to keep abreast of merger events and progress. You are an important stakeholder. So that you understand the rationale and value of this important transaction, you should review the news release (LINK), which was issued early this morning, and a fact sheet on the two companies (LINK). Additional information is available on the Portal.

Adverse weather in the Carolinas has delayed a face-to-face meeting with employees, but I hope to hold a session in the near future. Bill Johnson hopes to join us, too.

The merger is major news for our company, and it’s also very exciting. It positions Duke to be successful long-term, and for our employees to be a part of an even more dynamic company. Please join me in giving this transaction your full support.

As an employee of Duke, you may also be a shareholder of Duke. Because this transaction requires shareholder approval and involves a stock offering, we are including the following information:

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Duke Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke

Energy and Progress Energy, including future financial and operating results, Duke Energy’s or Progress Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the “Risk Factors” section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Duke Energy nor Progress Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress’ website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in The Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.

This document is not intended for external distribution. Instead, it should be used in conversation with stakeholders.

Managing The Transformation In Our Industry

•Mitigate cost increases and strategic execution risks in era of major change

•Substantial investments and upgrades required:

•Aging infrastructure – new, advanced nuclear build

•Carbon regulation, environmental upgrades

•Smart Grid & new technology

•Renewable & alternative energy (solar, PHEVs, energy storage, wind, biomass)

Investor Benefits

• Expected to be immediately accretive to EPS/ ability grow EPS day 1

•Supports our objectives of growing the regulated business

•Provides consistent and predictable earnings and cash flows to continue to support dividend payouts and maintain our balance sheet strength

•Improved credit profile •Decreased risk profile

NEWCO – The Future Of The Energy Industry: Right Size, Scale and Diversity

Customer Benefits

•Combine fuel purchasing power and generating plant dispatch to save money for customers

•Leverage best practices to achieve even higher levels of safety operational excellence and customer satisfaction

•Centers of excellence focused on superior customer service and reliability •Continued commitment to the community

Industry Innovators Creating Nation’s Largest Utility

•Strength of scale as largest U.S. utility:

•#1 regulated electric customer base (7.1 million)

•#1 generation operator (57 GW of capacity)

•#1 market cap ($37B)

•#1 regulated nuclear fleet

•Greater financial strength and stability

•Strong leadership team with deep experience in running a successful regulated utility long-term

•Able to attract & retain top talent with greater opportunity to develop & grow in career •Successful track record of managing a large scale integration

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Duke Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Duke Energy’s or Progress Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the “Risk Factors” section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Duke Energy nor Progress Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress’ website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in The Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.